SEC ADMINISTRATIVE PROCEEDINGS AGAINST AN AFFILIATE

An affiliate of the Company was a respondent in an administrative proceeding with the SEC. In November 2021 the SEC began an investigation of DF Growth REIT II, LLC ("REIT II") and in January 2022 the SEC suspended REIT II's offering and commenced an administrative proceeding to make the suspension permanent. The SEC alleged two violations (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and three types of misleading statements on the Sponsor's website (related to the affiliation of DF Growth REIT, LLC with REIT II, to how much capital REIT II needed to raise from investors and to the fees charged to REIT II by the sponsor of REIT II). None of the SEC's allegations involved financial or accounting misconduct or wrongdoing. On June 9, 2023, the administrative proceeding was settled when REIT II and the SEC agreed to a settled order that permanently suspended REIT II's exemption under Regulation A. REIT II was not required to pay any fines or penalties. On August 10, 2023, the SEC informed REIT II that it was also concluding its investigation and did not intend to recommend an enforcement action against DiversyFund, REIT I, REIT II, DF Manager, Mr. Cecilio or Mr. Lewis.

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